FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of July, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                        Form 20-F  X     Form 40-F
                                 -----            -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                               Yes        No  X
                                  -----     -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

              China Netcom Group Corporation (Hong Kong) Limited
                   Building C, No. 156, Fuxingmennei Avenue
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         The announcement on entering into a memorandum of understanding with Telefonica, S.A., by China Netcom Group Corporation (Hong Kong) Limited (the "Registrant") on July 21 2005, made by the Registrant in English on July 21, 2005.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
              CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                      [GRAPHIC OMITTED][GRAPHIC OMITTED]
(incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                                 ANNOUNCEMENT
               MEMORANDUM OF UNDERSTANDING WITH TELEFoNICA, S.A.

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The Company has entered into a memorandum of understanding with Telefonica,
S.A. on 21 July 2005, pursuant to which the Company and Telefonica shall establish a broad strategic alliance. The Company will discuss in good faith with Telefonica as to the form and the terms of co-operation and the strategic co-operation may or may not proceed. No indication can be given by the Company of the timing and details of the co-operation at this stage. Investors are advised to exercise caution in dealing in the securities of the Company.
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Memorandum of Understanding

China Netcom Group Corporation (Hong Kong) Limited (the "Company") is pleased to announce that the Company has entered into a memorandum of understanding ("MOU") with Telefonica, SA ("Telefonica") on 21 July 2005. Pursuant to the terms of the MOU, the Company and Telefonica shall establish a broad strategic alliance and shall explore possible areas of strategic co-operation which would confer mutual benefit to both parties.

Possible areas of strategic co-operation

Pursuant to the terms of the MOU, the Company and Telefonica shall establish a broad strategic alliance and shall explore possible areas of strategic co-operation which would confer mutual benefit to both parties. The Company and Telefonica shall discuss in good faith the form and terms of such co-operation as soon as possible. The strategic co-operation between the Company and Telefonica may cover the provision of fixed-line, broadband, domestic and international long distance communications, domestic and international data services, value added services and mobile voice and data services to individual and corporate subscribers within the framework of the regulatory environment of China nation-wide, as well as the exchange of certain managerial, technical and operational expertise and resources. A Chairman's forum consisting of the Chairmen of the Company and Telefonica will be established and will meet on a regular basis (at least once a year) to discuss the possible areas of co-operation which would confer mutual benefits to the both parties.

Board representation

Telefonica shall be entitled to nominate a representative to the board of directors of the Company ("Board") when it holds 3% of the equity interest of the Company, and the number of representatives that Telefonica is entitled to appoint to the Board shall be increased if its shareholding interest in the Company increases. In addition, a director nominated by Telefonica shall be entitled to sit in the audit committee or strategic planning committee of the Company. The appointment of the directors nominated by Telefonica shall be subject to compliance with qualifications requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and applicable laws.

Information on the Company

The Company is incorporated in, and its shares listed on the Stock Exchange and its ADS are listed on the New York Stock Exchange. The Company is a leading fixed-line telecommunications operator in China and a leading international data communications operator in the Asia-Pacific region.

Information on Telefonica

Telefonica is one of the largest and most international integrated telecommunications operators in the world with a strong track record of developing and operating successful businesses across 18 countries in Europe, Latin America and Africa. Telefonica currently manages approximately 140 million customers in its operations worldwide.

General

The Company will discuss in good faith with Telefonica as to the form and the terms of co-operation and the strategic co-operation may or may not proceed. No indication can be given by the Company of the timing and details of the co-operation at this stage. Further announcements will be made by the Company when the terms of the strategic co-operation are finalised and a director nominated by Telefonica is appointed to the Board.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

                                      For and on behalf of
                         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                                         Zhang Chunjiang
                                             Chairman

Hong Kong, 21 July 2005

On the date of this announcement, the Board comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie and Mr. Miao Jianhua as executive Directors, Mr. Jiang Weiping, Ms. Li Liming, Mr. Keith Rupert Murdoch, Mr. Yan Yixun as non-executive Directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive Directors.



                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie
                              -----------------

                          By  /s/ Oliver E Lixin
                              ------------------





                          Name:    Zhang Xiaotie and Oliver E Lixin

                          Title: Joint Company Secretaries



Date:     July 21, 2005